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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

ANNUAL REPORTS

FORM X-17A-5

PART III

FACING PAGE

SEC File Number
68456

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021_____ AND ENDING 12/31/21 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Larson Financial Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

x Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____14567 North Outer 40, Suite 300_____
(No. and Street)

_____Chesterfield, MO 63017_____
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Miller_____ 314-787-7141_____ scott.miller@larsonfinancial.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Armanino, LLP_____
(Name – if individual, state last, first, and middle name)

_6 City Place, Suite 900, Saint Louis, MO 63141_____
(Address) (City) (State) (Zip Code)

October 20, 2003_____ PCAOB#32_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Scott Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Larson Financial Securities, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: Chief Compliance Officer/FINOP

____

Notary Public

JANE E. KOHLER
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 14438619
My Commission Expires 03-03-2022

This filing** contains (check all applicable boxes):

x (a) Statement of financial condition.

x (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition...	2
Notes to Financial Statements...	3

Armanino LLP
6 CityPlace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200   main
armaninoLLP.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Larson Financial Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Larson Financial Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Larson Financial Securities, LLC's management. Our responsibility is to express an opinion on Larson Financial Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Larson Financial Securities, LLC's auditor since 2013.

Armanino LLP

Armanino LLP
St. Louis, Missouri

February 24, 2022

MOORE

An independent firm
associated with Moore
Global Network Limited

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

ASSETS

Cash and cash equivalents	$ 816,121
Accounts receivable - brokers	22,280
Commissions receivable, net	253,260
Commissions receivable from Affiliate	1,972,982
Due from Affiliates	15,975
Contract Asset (Deferred Commissions)	69,070
FINRA Deposits	13,449
TOTAL ASSETS	**$ 3,163,137**

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts Payable	$ 20,000
Contract Liability (Deferred Revenue)	97,957
Accrued Commissions	1,649,361
Due to Affiliate	100,500
Total Liabilities	**1,867,818**
Member's Equity	**1,295,319**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,163,137**

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Larson Financial Securities, LLC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statement.

Business Activity

Larson Financial Securities, LLC (the "Company" or "LFS") is a wholly-owned subsidiary of Larson Financial Holdings, LLC and is a registered securities broker-dealer that specializes in variable insurance, mutual funds, municipals, private placements, real estate securities, oil and gas interests, tax shelters or limited partnerships in primary distributions and selling interests in unregistered private investment funds. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements. The company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains its cash accounts in two commercial banks. The majority of the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for the year ended December 31, 2021. At various times throughout the year ended December 31, 2021, the Company's cash balances have exceeded the insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements, real estate securities and group 401k sales.

Note 1 – Summary of Significant Accounting Policies (Continued)

Contract Assets and Liability

The Company earns revenue from commission income and fees from Variable Life Insurance policies (VULs). Contract Assets (Deferred Commissions) related to the sale of VULs was $77,188 and $69,070 as of December 31, 2020 and December 31, 2021, respectively. Contract Liability (Deferred Revenue) related to the sale of VULs was $121,216 and $97,957 as of December 31, 2020 and December 31, 2021, respectively.

Income Taxes

The Company is a single member Missouri limited liability company ("LLC") and operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. In lieu of corporate income taxes, the member of the LLC is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Overall*, as of and for the year ended December 31, 2021. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before any amount should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions.

The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth disclosures regarding unrecognized tax benefit or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2021.

Subsequent Events

Management has evaluated subsequent events through February 24, 2022, the date which the financial statements were available to be issued.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $611,113 which was $486,592 over the required minimum net capital and $424,331 over the early warning of required minimum net capital of $124,521. The Company's ratio of aggregated indebtedness to net capital was 306 to 1.

Note 3 – Related Party Transactions

The Company has an agreement with affiliated companies, Larson Financial Group, LLC ("LFG") and Larson Wealth Partners ("LWP"), whereby LFG and LWP furnish office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee which, during the year ended December 31, 2021 was $71,000 to LFG and $29,500 to LWP.

The Company incurred broker commission expense to Paul Larson, greater than 5% owner of Larson Financial Holdings, LLC, of which $1,144,561 was payable to Paul Larson and is included in accrued commissions.

Note 3 – Related Party Transactions (continued)

The Company was due reimbursement from registered representatives for FINRA related registrations of $22,280 as of December 31, 2021 and was included in Accounts Receivable from brokers.

The Company was due reimbursement from affiliates for FINRA related registrations and other affiliate's employee expenses of $15,975 as of December 31, 2021 and is included in Due from affiliates.

The Company earned fees from selling private placements managed by LCM and is due $1,972,982 in commissions receivable from the LCM managed private placements as of December 31, 2021 which was paid in January 2022.

The Company owed wages/commission to affiliates LFG and LWP as part of Accrued Commission of $46,599 at December 31, 2021.

At December 31, 2021 LFS owed LFG a net amount of $71,000 which was repaid in January 2022. At December 31, 2021, LFS owed LWP a net amount of $29,500 which was repaid in January 2022.

Note 4 - Contingencies

The Company is periodically involved in various legal actions and proceedings arising from the normal course of operations. However, management believes, based on known facts that the ultimate liability, if any, not covered by insurance, arising from all the legal actions and proceedings, will not have a significant adverse effect upon the financial position of the Company.